Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 9 dated May 13, 2026

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$500,000,000

Trade Date:	May 13, 2026

Original Issue Date:	May 20, 2026 (T+5)

Stated Maturity Date:

May 20, 2029; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from May 20, 2026

Agent Discount (Gross Spread):	0.25%

All-in Price (Net of Agent Discount):	99.75%, plus accrued interest, if any, from May 20, 2026

Net Proceeds:	$498,750,000

Base Rate:	Compounded SOFR

Spread:	+72 basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each February 20, May 20, August 20 and November 20, commencing August 20, 2026, and at maturity.

Calculation Agent:

References to the Calculation Agent shall mean Wells Fargo Securities, LLC, an affiliate of the Company, acting in its capacity as Calculation Agent, and its successors and assigns or any other calculation agent appointed by the Company.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on May 20, 2028 or (ii) in whole at any time or in part from time to time, on or after April 20, 2029, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$397,000,000

Agents (Joint Lead Managers):	Academy Securities, Inc.	4,000,000
	CastleOak Securities, L.P.	4,000,000
	Roberts & Ryan, Inc.	4,000,000
	Siebert Williams Shank & Co., LLC	4,000,000

Agents (Co-Managers):	Bancroft Capital, LLC	3,000,000
	Falcon Square Capital LLC	3,000,000
	Independence Point Securities LLC	3,000,000
	Stern Brothers & Co.	3,000,000
	ABN AMRO Capital Markets (USA) LLC	2,500,000
	BBVA Securities Inc.	2,500,000
	BMO Capital Markets Corp.	2,500,000
	Capital One Securities, Inc.	2,500,000
	CIBC World Markets Corp.	2,500,000
	Citizens JMP Securities, LLC	2,500,000
	Commonwealth Bank of Australia	2,500,000
	Danske Markets Inc.	2,500,000
	DBS Bank Ltd.	2,500,000
	FHN Financial Securities Corp.	2,500,000
	Fifth Third Securities, Inc.	2,500,000
	First Citizens Capital Securities, LLC	2,500,000
	ING Financial Markets LLC	2,500,000
	KeyBanc Capital Markets Inc.	2,500,000
	Lloyds Securities Inc.	2,500,000
	nabSecurities, LLC	2,500,000
	Natixis Securities Americas LLC	2,500,000
	NatWest Markets Securities Inc.	2,500,000

Nordea Bank Abp	2,500,000
PNC Capital Markets LLC	2,500,000
Rabo Securities USA, Inc.	2,500,000
RBC Capital Markets, LLC	2,500,000
Regions Securities LLC	2,500,000
Santander US Capital Markets LLC	2,500,000
Scotia Capital (USA) Inc.	2,500,000
SEB Securities, Inc.	2,500,000
SG Americas Securities, LLC	2,500,000
Standard Chartered Bank	2,500,000
TD Securities (USA) LLC	2,500,000
UniCredit Capital Markets LLC	2,500,000

Total:	$500,000,000

Supplemental Plan of Distribution:

On May 13, 2026, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.75%, plus accrued interest, if any, from May 20, 2026. The purchase price equals the issue price of 100.00% less a discount of 0.25% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal Income Tax Considerations:	Tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4G5

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement” and “Risks Relating To Our Securities Generally—One Of Our Affiliates May Act As The Calculation Agent With Respect To Our Securities And, As A Result, Potential Conflicts Of Interest Could Arise.”

Sales Restrictions

The sales restrictions contained in the accompanying prospectus for the United Kingdom shall be replaced with the following:

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is neither:

(i)

a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); nor

(ii)	a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (the “UK POATRs”); and

(b)

the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe for those notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of assimilated law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the United Kingdom has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

References in this section titled “Prohibition of Sales to United Kingdom Retail Investors” to United Kingdom legislation include any successor legislation to that legislation.

Notice to Prospective Investors in the United Kingdom

This pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to public offers of relevant securities in the UK POATRs in circumstances not requiring a prospectus pursuant to the United Kingdom Financial Conduct Authority (“FCA”) Handbook Admission to Trading on a Regulated Market Sourcebook (“FCA PRM Sourcebook”). For the avoidance of doubt, while this document is described as a pricing supplement (and the accompanying documents as a prospectus supplement and prospectus), neither this document nor any accompanying document is a prospectus for the purposes of the UK POATRs or the FCA PRM Sourcebook.

In the United Kingdom, this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) are being distributed only to, and are directed only at, “non-retail investors” (being persons who are not “retail investors” as defined in the section above titled “Prohibition of Sales to United Kingdom Retail Investors”) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order, or (iii) other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) relates is only available to, and will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) or any of their contents. Each person in the United Kingdom who purchases notes will be deemed to have represented and warranted that they are a relevant person.

References in this section titled “Notice to Prospective Investors in the United Kingdom” to United Kingdom legislation include any successor legislation to that legislation.